Exhibit 99.7

Fact Sheet – Consolidated Financial Data, Second Quarter, 2004-05 Profit and Loss Account summary for the Quarter ended

(Consolidated as per Indian GAAP)

in Rs. crore, except per share data

					Growth % in
					Q2 FY 2005
	September 30,		Growth	Quarter ended	over Q1 FY
Particulars	2004	2003	(%)	June 30, 2004	2005
INCOME
Software services, products and business process management
Overseas	1,719.26	1,133.06	51.74	1,493.45	15.12
Domestic	30.07	18.74	60.46	23.93	25.66
TOTAL INCOME	1,749.33	1,151.80	51.88	1,517.38	15.29
Software development and business process management expenses	926.66	595.28	55.67	805.22	15.08
GROSS PROFIT	822.67	556.52	47.82	712.16	15.52
Selling and marketing expenses	122.27	82.69	47.87	105.21	16.22
General and administration expenses	139.37	92.37	50.88	117.68	18.43
	261.64	175.06	49.46	222.89	17.39
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION & AMORTIZATION AND BEFORE MINORITY INTERESTS	561.03	381.46	47.07	489.27	14.67
Interest	—	—	—	—	—
Depreciation and amortization	60.63	63.42	(4.40)	52.53	15.42
OPERATING PROFIT AFTER INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTERESTS	500.40	318.04	57.34	436.74	14.58
Other income	29.60	43.16	(31.42)	15.70	88.54
Provision for investments	0.07	0.22	(68.18)	(0.01)	—
NET PROFIT BEFORE TAX AND MINORITY INTERESTS	529.93	360.98	46.80	452.45	17.12
Provision for taxation	82.56	60.00	37.60	64.11	28.78
NET PROFIT BEFORE MINORITY INTERESTS	447.37	300.98	48.64	388.34	15.20
Minority interests	—	—	—	—	—
NET PROFIT AFTER TAX AND MINORITY INTERESTS	447.37	300.98	48.64	388.34	15.20
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Basic	16.71	11.36	47.10	14.54	14.92
Diluted	16.34	11.26	45.12	14.29	14.35

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

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Fact Sheet – Consolidated Financial Data, Second Quarter, 2004-05 Profit and Loss Account summary for the Half-year ended

(Consolidated as per Indian GAAP)

in Rs. crore, except per share data

				Year ended
	September 30,		Growth	March 31,
Particulars	2004	2003	(%)	2004
INCOME
Software services, products and business process management
Overseas	3,212.71	2,204.43	45.74	4,786.72
Domestic	54.00	42.07	28.36	66.23
TOTAL INCOME	3,266.71	2,246.50	45.41	4,852.95
Software development and business process management expenses	1,731.88	1,174.87	47.41	2,538.67
GROSS PROFIT	1,534.83	1,071.63	43.22	2,314.28
Selling and marketing expenses	227.47	164.34	38.41	350.90
General and administration expenses	257.04	175.35	46.59	369.19
	484.51	339.69	42.63	720.09
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTERESTS	1,050.32	731.94	43.50	1,594.19
Interest	—	—	—	—
Depreciation and amortization	113.20	108.56	4.27	236.73
OPERATING PROFIT AFTER INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTERESTS	937.12	623.38	50.33	1,357.46
Other income	45.31	75.10	(39.67)	123.38
Provision for investments	0.06	6.59	(99.09)	9.67
NET PROFIT BEFORE TAX AND MINORITY INTERESTS	982.37	691.89	41.98	1,471.17
Provision for taxation	146.67	112.00	30.96	227.54
NET PROFIT BEFORE MINORITY INTERESTS	835.70	579.89	44.11	1,243.63
Minority interests	—	—	—	—
NET PROFIT AFTER TAX AND MINORITY INTERESTS	835.70	579.89	44.11	1,243.63
EARNINGS PER SHARE* (Equity shares, par value Rs. 5/- each)
Basic	31.25	21.88	42.82	46.85
Diluted	30.64	21.75	40.87	46.27

*	adjusted for the 3:1 bonus issue of shares distributed on July 6, 2004

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Fact Sheet – Consolidated Financial Data, Second Quarter, 2004-05

REVENUE BY GEOGRAPHICAL SEGMENT

	Quarter ended			LTM
	Sept 30, 2004	June 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
	%	%	%	%	%
North America	65.2	65.2	73.9	66.8	73.6
Europe	21.4	22.2	18.0	21.2	17.7
India	1.7	1.6	1.6	1.3	1.9
Rest of the world	11.7	11.0	6.5	10.7	6.8
Total	100.0	100.0	100.0	100.0	100.0

REVENUE BY SERVICE OFFERING

	Quarter ended			LTM
	Sept 30, 2004	June 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
	%	%	%	%	%
Development	25.1	26.1	25.2	25.3	29.0
Maintenance	29.2	28.8	31.6	29.7	28.3
Re-engineering	6.5	5.8	5.9	6.1	5.8
Package implementation	15.1	15.0	12.6	15.3	12.8
Consulting	3.0	3.4	3.4	3.3	4.0
Testing	5.7	5.3	6.0	5.4	4.5
Engineering services	2.0	1.9	2.1	2.0	2.4
Business process management	2.4	2.1	1.5	2.1	1.1
Other services	8.1	9.2	8.9	8.2	8.3
Total services	97.1	97.6	97.2	97.4	96.2
Products	2.9	2.4	2.8	2.6	3.8
Total revenues	100.00	100.0	100.0	100.0	100.0

REVENUE BY PROJECT TYPE *

	Quarter ended			LTM
	Sept 30, 2004	June 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
	%	%	%	%	%
Fixed Price	29.7	29.7	35.2	30.9	36.4
Time & Materials	70.3	70.3	64.8	69.1	63.6
Total	100.0	100.0	100.0	100.0	100.0

“LTM” - Last Twelve Months
* Excluding products

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Fact Sheet – Consolidated Financial Data, Second Quarter, 2004-05

REVENUE BY INDUSTRY

	Quarter ended			LTM
	Sept 30, 2004	June 30, 2004	Sept 30, 2003	Sept 30, 2004	Sept 30, 2003
		%	%	%	%
Insurance, banking & financial services	35.1	34.0	38.9	35.0	37.8
Insurance	9.8	9.6	15.2	10.5	13.9
Banking & financial services	25.3	24.4	23.7	24.5	23.9
Manufacturing	14.7	15.0	15.0	14.6	15.7
Retail	9.5	11.4	11.7	11.0	11.5
Telecom	18.5	17.9	15.4	18.0	15.2
Energy & Utilities	2.9	2.9	3.0	2.8	3.2
Transportation & logistics	7.5	7.6	7.1	7.3	7.0
Services	8.1	6.1	5.0	6.5	5.4
Others	3.7	5.1	3.9	4.8	4.2
Total	100.0	100.0	100.0	100.0	100.0

CLIENT DATA

	Quarter ended
	Sept 30, 2004	June 30, 2004	Sept 30, 2003
Active Clients	431	419	347
Added during the quarter	32	29	29
Number of million dollar clients*	146	141	119
Number of 5 million+ dollar clients*	60	53	40
Number of 10 million+ dollar clients*	31	27	22
Number of 20 million+ dollar clients*	16	15	10
Number of 30 million+ dollar clients*	10	8	5
Number of 40 million+ dollar clients*	7	5	3
Number of 50 million+ dollar clients*	3	3	—
Clients accounting for >5% of revenue	1	1	1
Revenue – top client	5.5%	5.3%	6.6%
Revenue – top 5 clients	21.6%	21.6%	24.6%
Revenue – top 10 clients	34.7%	34.3%	37.9%
Repeat business	96.3%	98.5%	95.7%
Account receivables – LTM (in days)	58	58	51

“LTM” - Last Twelve Months
* LTM Revenues

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Fact Sheet – Consolidated Financial Data, Second Quarter, 2004-05

EFFORT AND UTILIZATION

	Quarter ended
	Sept 30, 2004	June 30, 2004	Sept 30, 2003
Effort
Onsite	27.7%	29.4%	29.9%
Offshore	72.3%	70.6%	70.1%
Revenue
Onsite	49.8%	51.9%	51.7%
Offshore	50.2%	48.1%	48.3%
Utilization
Including trainees	71.4%	73.4%	73.6%
Excluding trainees	81.0%	79.7%	84.0%

PERSON MONTHS DATA

	Quarter ended
	Sept 30, 2004	June 30, 2004	Sept 30, 2003
Billed – Onsite	17,358	16,211	11,875
– Offshore	45,375	38,894	27,778
TOTAL	62,733	55,105	39,653
Non Billable	14,755	14,061	7,558
Trainees	10,389	5,901	6,676
Sales & Support	4,964	4,652	4,283
TOTAL	92,841	79,719	58,170

EMPLOYEE METRICS

	Quarter ended
	Sept 30, 2004	June 30, 2004	Sept 30, 2003
Total Employees	32,949	27,939	20,158
S/W professionals	30,922	26,028	18,580
Billable	24,977	23,761	15,988
Banking Product Group	838	685	501
Trainees	5,107	1,582	2,091
Sales & Support	2,027	1,911	1,578
Gross Addition	6,078	3,233	2,851
Net Addition	5,010	2,305	2,181
Lateral Employees	1,052	746	338
Attrition % (LTM) *	10.8%	10.9%	9.1%

“LTM” - Last Twelve Months
* Excluding subsidiaries

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Fact Sheet – Consolidated Financial Data, Second Quarter, 2004-05

INFRASTRUCTURE (as on Sept 30, 2004)**

	Completed		Work in Progress		Land
	Built-Up Area		Built-Up Area		acquired during
	(Sq Ft)	No. of Seats	(Sq Ft)	No. of Seats	the Qtr (acres)
Bangalore	1,863,836	11,262	471,000	2,000	0.90
Pune	589,647	3,626	309,000	2,500
Chennai	496,317	2,906	308,000	2,470
Hyderabad	462,000	2,865	454,000	1,215
Bhubaneshwar	284,000	2,000	230,000	1,250
Mangalore	198,000	1,240	—	160
Mysore (including ILI)*	1,104,450	1,484	1,362,900	1,450
Mohali	21,000	200	3,30,000	3,100	20.00
Trivandrum	22,000	220	22,000	220
Total	5,041,250	25,803	3,486,900	14,365	20.90

*	Infosys Leadership Institute

**	Excluding subsidiaries

CONSOLIDATED IT SERVICES

	Sept 30, 2004	June 30, 2004	Sept 30, 2003
Effort – Services (Person months)
Onsite	17,267	16,118	11,873
Offshore	37,574	32,592	24,499
Revenue – Services ($ million)
Onsite	188.03	172.69	129.72
Offshore	170.29	146.65	110.20

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Fact Sheet – Consolidated Financial Data, Second Quarter, 2004-05 Reconciliation of accounts as per Indian GAAP and US GAAP in Rs. Crore

	Quarter ended		Year ended
	Sept 30, 2004	Sept 30, 2003	March 31, 2004
Consolidated Net Profit as per Indian GAAP	447.37	300.98	1,243.63
Amortization of deferred stock compensation	—	(4.90)	(12.87)
Deferred taxes	0.35	(1.30)	(5.05)
Gain on forward foreign exchange contracts	—	3.50	16.01
Amortization of Intangibles	(1.17)	—	(1.19)
Others	—	(1.50)	(6.05)
Consolidated Net income as per US GAAP	446.55	296.78	1,234.48

Reasons for differences in net income as per Indian GAAP and US GAAP

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees, being the difference between the exercise price and the market value as determined by the quoted market prices of the common stock on the grant date.

Gain on forward exchange contracts

Until April 1, 2004, Indian GAAP required the premium/discount on forward contract to be recognized as income or expenditure over the life of the related contract. Under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement. Effective April 1, 2004, the company changed its accounting policy in India in line with the revised Accounting Standard 11 on forward contracts and hence the company has decided to account for the forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty Limited, Australia.

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